SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 13

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104

(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

⁪ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on January 23, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 (as so amended, the “Schedule 14D-9”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8. Additional Information

Item 8 is hereby amended and supplemented by deleting the last sentence of the second paragraph thereof and adding the following sentences at the end of such second paragraph:

“The defendants cross-moved to stay the New Jersey actions until the Delaware actions, described below, have been resolved or, in the alternative, to dismiss the New Jersey actions for failure to state a claim, and plaintiffs moved for expedited discovery. Plaintiffs opposed defendants’ cross-motions and requested leave to file an amended complaint if the Court was inclined to grant defendants’ motion to dismiss. The proposed amended complaint adds, among other things, allegations that the Schedule 14D-9 filed by the Company with the SEC fails to disclose material information that the proposed amended complaint alleges is needed by Engelhard shareholders to be able to make an informed decision concerning whether to tender their shares to BASF. The proposed amended complaint seeks declaratory and injunctive relief and damages. Defendants opposed plaintiffs’ motion for expedited discovery and motion to amend their complaint. Argument on all motions and cross-motions was held on February 9, 2006 in the New Jersey Superior Court for Mercer County. The Court stated that the motion to consolidate would be granted and took the other matters under advisement. On March 7, 2006 the Court issued an Order with a statement of reasons. The Order granted plaintiffs’ motion to transfer the Sebastian action to the Court and to consolidate it with the Silver action, granted defendants’ motion to stay the consolidated actions pending disposition of the action in Delaware captioned In re: Engelhard Corporation Shareholders Litigation, and, in view of the stay, denied both defendants’ motion to dismiss and plaintiffs’ motion for expedited discovery without prejudice.”

Item 8 is hereby amended and supplemented by adding the following sentences at the end of the third paragraph thereof:

“On January 24, 2006, the Court entered a case management order. Defendants have begun to produce documents to plaintiffs. On January 25, 2006, with defendants’ consent, the Court granted plaintiffs leave to file a Second Consolidated Amended Complaint. The Second Consolidated Amended Complaint adds, among other things, allegations that the Schedule 14D-9 filed by the Company with the SEC fails to disclose material information concerning what the Company and its Board of Directors are doing with respect to the exploration of strategic alternatives to BASF’s offer and fails to disclose information that is material to evaluating the opinion Merrill Lynch provided to the Company’s Board of Directors that BASF’s offer is inadequate from a financial point of view.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*

Exhibit No.	Description

(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(3)	Press Release, dated January 23, 2006.*
(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(10)	Press release, dated January 27, 2006.*
(a)(11)	Investor Presentation entitled “Engelhard Response to BASF Offer”.*
(a)(12)	Press release, dated February 2, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 2, 2006).
(a)(13)	Conference Call Transcript (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(14)	Press release, dated February 6, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(15)	Press release, dated February 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 8, 2006).
(a)(16)	Press release, dated February 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 16, 2006).
(a)(17)	Press release, dated March 1, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 1, 2006).
(a)(18)	Press release, dated March 7, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 7, 2006).

Exhibit No.	Description

(a)(19)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 16, 2006).
(a)(20)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 16, 2006).
(a)(21)	Press release, dated March 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 21, 2006).

(e)(1)
Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29, 1998).

(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-Q filed with the SEC on August 13, 2001).
(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).
(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).
(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).
(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).
(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).
(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).
(e)(9)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(10)
Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers), effective February 1, 2001—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

Exhibit No.	Description

(e)(11)
Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985—conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(12)
Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987—conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(13)
Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(14)
Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).
(e)(16)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(17)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(18)
Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(19)
Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(20)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).
(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(22)
Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

Exhibit No.	Description

(e)(23)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(24)
Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(25)
Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

(e)(26)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).
(e)(27)
Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(g)	Not applicable.

*	Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                               ENGELHARD CORPORATION

                                                               By: /s/ Michael A. Sperduto
                                                                      Name:  Michael A. Sperduto
                                                                      Title:    Vice President and Chief Financial
                                                                                   Officer

Dated: March 21, 2006